Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 15, 2016

H. Roger Schwall
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Trident Acquisitions Corp. Draft Registration Statement on Form S-1 Submitted May 3, 2016 CIK No. 0001673481

Dear Mr. Schwall:

On behalf of our client, Trident Acquisitions Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 31, 2016 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

H. Roger Schwall June 15, 2016 Page 2

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

Prospectus Cover Page

2.	Revise to identify here the affiliate who “has committed to purchase from us an aggregate of 895,000 units.” Disclosure which appears in footnote 3 at page 76 suggests that this might be Vadim Komissarov.

Response: The disclosure on the cover page and pages 5, 11, 48, 76 and 79 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Prospectus Summary

3.	You state at page 2 that production costs in Ukraine and Romania are typically less than $20 per barrel. You also state: “By combining the companies with proven engineering and geological teams with undeveloped reserves and by introducing new technologies currently available in United States but never used in Europe, we believe that we will be able to create value for our investors.”

•	Please provide us with independent support for your statistical assertions.

•	Revise to clarify what is being “combined” in the quoted sentence. If it is your desire to acquire companies which already have proven engineering and geological teams and that possess undeveloped reserves and then introduce “new technologies” with those companies, make this clear.

•	Also, insofar as you suggest more than once that due to limitations in your initial funding you likely will make only one initial acquisition (deriving from this offering), explain your references to multiple (target) companies.

•	In the more detailed disclosures which appear later in your filing, identify the “new technologies” to which you refer. For example, it appears that major oil companies have previously entered into agreements relating to hydraulic fracturing in Europe, and we also note that several European countries have banned that technique.

H. Roger Schwall June 15, 2016 Page 3

Response: The disclosure on page 2 and on pages 50-53 in the Amended S-1 has been revised in accordance with the Staff’s comments.

4.	At page 2 and elsewhere, you indicate that “We anticipate targeting fields of 1 to 50 million tons of oil equivalent in recoverable reserves in Poland, Ukraine and other Eastern European countries....” Although you are not claiming reserves, you nonetheless should revise to disclose the basis for such equivalency. See Instruction 3 to Item 1202(a)(2) of Regulation S-K.

Response: The disclosure on pages 2 and 53 of the Amended S-1 has been revised in accordance with the Staff’s comments.

5.	Please revise to provide consistent disclosures regarding your plans or “focus.” For example, at page 2, you state in part that “We intend to look closely at reserves located in ... Eastern Ukraine,” but at page 51 you define that location as the “Eastern” region and say “the Eastern region is currently located in a war zone, which makes it unlikely to be developed in the near future.” Similarly, at page 51 you refer to the war and crisis in Ukraine generally but then define “Western Ukraine” as being in the “Central” region which is “the area of development on which we intend to form [sic].”

Response: The disclosure on page 2 and on pages 50-53 in the Amended S-1 has been revised in accordance with the Staff’s comments.

6.	In this regard, please advise us why you believe that Western Ukraine would not be considered to fall within what would be considered a “war zone” for these purposes. We note footnotes 11 and 12 at page 52, for example.

Response: The disclosure on pages 2 and 53 in the Amended S-1 has been revised to disclose that the Company believes that the Western Ukraine is more stable than the Eastern Ukraine due to the distance from the Russia-Ukraine border.

Dilution, Page 43

7.	We note that your pro forma net tangible book value after the proposed offering assumes that certain public stockholders elect to convert 12,258,273 shares at a price of $10.35 per share. We understand that this assumption is based on the maximum potential for conversion by public shareholders whereby the business combination could still be consummated as disclosed on page 16. Please revise or clarify how your assumption of possible conversion subsequent to the initial offering is consistent with Item 506(c) of Regulation S-K which requires disclosure of the amount of the immediate dilution from the public offering price to be absorbed by public purchasers’ equity interest.

H. Roger Schwall June 15, 2016 Page 4

Response: The Company believes that the current disclosure of the pro forma net tangible book value presents the maximum dilution that would be experienced by the public stockholders. The 12,258,273 shares reported in the dilution table and excluded from the pro forma net tangible book value after the proposed offering represents the maximum number of shares that would be classified as temporary equity (shares subject to possible redemption) in the post IPO balance sheet. The Company believes that in order to present maximum dilution, as required by 506(c) of Regulation S-K, shares classified as temporary equity should be excluded from the calculation of pro forma net tangible book value since such shares are subject to redemption and are therefore dilutive to the holders of permanent equity. The exclusion of these shares from permanent equity allows for the presentation of the pro forma net tangible book value attributable to the holders of the permanent shares, assuming the holders of the temporary equity redeem their shares. The Company believes that maximum dilution should only reflect those shares that are dilutive to the holders that are classified as permanent equity. Accordingly, since the holders of shares subject to possible redemption are not classified as permanent equity, they should be excluded from the pro forma net tangible book value. The Company believes that this presentation is consistent with the filings of other special purpose acquisition companies.

Proposed Business, page 50

8.	Some of the statistics and discussion which begins on page 51 appear to be stale or outdated. Please provide updated information, where available. Also provide further support for your assertion at page 52 that with regard to Poland: “We believe that the weak results of the first wells drilled by major oil companies can be explained by the lack of their geological expertise for unconventional gas.” If the suggestion is that your management has greater expertise or will obtain greater expertise in that regard, please provide the basis for this assertion.

Response: The footnotes have been revised so that the information referenced is from no earlier than 2013. The disclosure on page 52 of the Amended S-1 has been revised to explain its plans for hiring professionals if it should acquire deposits in the region.

H. Roger Schwall June 15, 2016 Page 5

Selection of a Target Business and Structuring of Our Initial Business Combination, page 55

9.	In the ensuing sections, you discuss conversions and possible purchases by insiders or affiliates of shares purchased in the offering, but here you indicate that the target business(es) must “have an aggregate fair market value of at least 80% of the value of the trust account.” Revise to discuss in necessary detail how and when the value of the trust account is determined for this purpose. In that regard, at page 64 you state that your charter provides that “upon the consummation of this offering, $134,550,000, or $154,732,500 if the over-allotment option is exercised in full, shall be placed into the trust account.” But in the tabular disclosure at page 67, you contrast your offering with a Rule 419 offering in which “The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds.”

Response: As discussed in the Section entitled “Fair Market Value of Target Business” on page 57 of the Amended S-1, the fair market value must be 80% of the value in the trust account at the time of the execution of a definitive agreement for the initial business combination. The disclosure on pages 3, 55-56 and 57 has been revised to clarify that the calculation would take place prior to any conversions of shares.

10.	If in fact the amount could be less than 80% of the two amounts specified in your charter, disclose explicitly in dollar terms what the lowest possible amount of fair market value (“FMV”) of the target business(es) could be, assuming maximum conversions or insider purchases. If they could take actions to lower the requisite minimum FMV, insiders might have an incentive to consider additional actions to increase the likelihood that a transaction would be consummated as the end date for consummation of a transaction approaches. With regard to a vote, you disclose at page 60: “To the extent that our insiders or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination.”

Response: The disclosure on pages 3, 55-56 and 57 of the Amended S-1 has been revised to clarify the calculation of the minimum fair market value of a target business under the 80% test. Please also see the response to comment 9, above.

11.	If on the other hand the amount must be at least equal to 80% of the amounts the charter specifies, discuss what means you would likely use (issuance of debt, stock issuances, etc.) to complete an acquisition / combination if large numbers of shares convert or are purchased by insiders. We note your statement at page 65 that “our obligation to convert shares of common stock held by our public stockholders may reduce the resources available to us for our initial business combination.” We also note your statement at page 82 that “We will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.”

H. Roger Schwall June 15, 2016 Page 6

Response: The disclosure on pages 3, 55-56 and 57 of the Amended S-1 has been revised to disclose that the Company may use a combination of cash (which may be raised pursuant to a debt or equity financing) and equity as consideration in a business combination, the exact nature and amount of which would be determined pursuant to negotiations with a target business.

Management, page 69

12.	Please expand the biographical sketch for Oleksii Tymofiev to discuss his professional experience from August 2015 until the time he became your CEO late last month.

Response: The disclosure on page 69 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner